Exhibit 99.1

Oriental Culture Announces its entry into the Metaverse Sector

HONG KONG, April 12, 2022-- Oriental Culture Holding LTD. (“Oriental Culture” or the “Company”) (NASDAQ: OCG), a leading online service provider of collectibles and artworks, today announced its entry into the metaverse sector.

Jiangsu Yanggu Culture Development Co., Ltd. (“Yanggu”), the operating variable interest entity of the Company, has signed a Capital Increase Investment Agreement (“Agreement”) with Noble Family New Retail Co., Ltd. (“Noble Family”), Beijing Wen Jiao Technology Co., Ltd. (“BJWJ”) and two investors to acquire shares and increase capital of Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”). Pursuant to the Agreement, Yanggu will acquire 11.875% equity interest of JYLJ through a cash contribution of RMB 6 million (approximately $923,076) and providing certain internet development resources and technical support to JYLJ. Noble Family and BJWJ, the existing shareholders of JYLJ and two new investors will also make contributions in cash for an aggregate of RMB44 million (approximately $6.77 million) and certain initial work and business resources to JYJL. After this capital increase, Yanggu will become the third largest shareholder of JYLJ.

JYLJ offers a range of services to global wine and alcohol product merchants and customers, such as the traceability, authenticity and quality assessment of alcohol products, as well as product launch, brand showcase, marketing and promotion. JYLJ now is in the process of developing a “Wine and Spirits” metaverse, and the amount raised through increase of share capital will be mainly used for this development.

The JYLJ metaverse project is a blockchain-based metaverse game, which aims to create a virtual “Wine World” for wine and alcohol product merchants and fans across the world. Users can get access to a full scope of the knowledge and process of brewing, packaging, managing, selling of wine and alcohol products in a virtual world. Furthermore, they may gift their virtually made drinks to third parties or just for self-collection in the metaverse. On this platform, people will also be able to enjoy social activities and quality assessment associated with wines and alcohol products.

Mr. Mun Wah Wan, Chairman of Oriental Culture commented: “The JYLJ project is an important strategic move for the Company to enter into the metaverse sector, which is also the main reason for us to invest in and become a shareholder of JYLJ. We will further develop the metaverse-related business based on blockchain technology with the experiences and resources gained from this project. We will seize the opportunities to accelerate the upgrading of our business.”

About Oriental Culture Holding LTD.

Oriental Culture Holding LTD is an online collectibles and artwork e-commerce service provider that allows collectors, artists, art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles or artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles, artworks and commodities on our leading online platforms owned by our subsidiaries in Hong Kong. We also provide online and offline integrated marketing, storage and technical maintenance service to our customers in China. The Company is in the process of developing business and services relating to NFTs for cultural and artwork collections as well as a metaverse project. For more information about the Company, please visit:www.ocgroup.hk.

About Noble Family New Retail LTD.

Noble Family New Retail Ltd. is a service provider for chain retail terminal building and operation, primarily in the franchise business model. It operates business of liquors, wines and other alcoholic products, plus ancillary sales of wine utensils, tea, cigarettes, local specialties and other products. The company’s main business is to provide customers with integrated alcohol products and services in its offline franchised stores covering most parts of China and on its online platform. For more information about the company, please visit its website: http://www.mpsj99.com/

About Beijing Wen Jiao Technology Co., LTD.

Beijing Wen Jiao Technology Co., LTD. is a China-based cultural and artwork products trading service provider and a wholly-owned subsidiary of Beijing Wen Jiao Investment Co., LTD.. The company trades cultural and artwork products with legal ownership on exchange centers upon application by its clients. The company’s business is divided into five main sections: artwork section, education and training section, film and media section, music copyright section, as well as trademark and patent ownership section. For more information about the company, please visit its website: http://www.wenjiaolianhe.com/

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, objectives, goals, strategies, future events or performance, as well as underlying assumptions and other statements that are not historical facts. A company is making forward-looking statements when it uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate” or similar expressions that do not relate solely to historical matters. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the Company’s objectives and strategies; the Company’s future business development; financial condition and results of operations; demand for and acceptance of products and services; reputation and brand name; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions relating to any of the foregoing and the Company’s other risks contained in its reports filed with the Securities and Exchange Commission. For these reasons, we caution investors not to place undue reliance on any forward-looking statements contained in this press release. Additional factors are discussed in the Company’s filings with the Securities and Exchange Commission, which are available at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances arising after the date hereof.

For further information, please contact:

Company Contact: IR Department

E-mail: IR@ocgroup.hk

Tel: +852- 21103909